

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Stephen S. Trevor
Chief Executive Officer
Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022

> **Re: Boulevard Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 14, 2015**
> **File No. 001-36316**

Dear Mr. Trevor:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please unbundle the proposed material changes to your certificate of incorporation so that each material change to shareholder rights is a separate item for shareholder consideration. If you do not believe that specific changes should be separated to allow for shareholders to vote on each, please provide us with an analysis as to why such provisions are not individually material and required to be unbundled. See Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A, and, for guidance, refer to the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm and Exchange Act Rule 14a-4(a)(3) Question 101.02 available on our website at https://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

2. Please mark your notice letter as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A, and include a preliminary proxy card with your next amendment.

3. Please revise your document to ensure chronological consistency throughout your document. For example, the financial statements of AgroFresh present the most recent fiscal year (2014) first, while the Results of Operations of AgroFresh in MD&A present the most recent fiscal year last. Refer to SAB Topic 11E for guidance.

4. We note your disclosure on page 64 that you do not have control of the process of obtaining stock certificates from brokers and other third-parties. Please confirm your understanding of the applicability of Exchange Act Rule 14a-13 to this solicitation and tell us when you intend to furnish the proxy statement to the intermediaries relative to the meeting date. Allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

Summary Term Sheet, page 1

5. We note the discussion of the transaction consideration in the first bullet point on page 2. Please include a cross-reference to the disclosure on pages 77 and 79 in which you discuss the deemed purchase price for pro forma financial information purposes and the assumptions related thereto.

6. We note your disclosure on page 2 that if a Cash Shortfall is less than $5 million then the payment of such amount may deferred. Please disclose when such amount must be paid.

7. Please provide the basis for your statement that "AgroFresh has been at the forefront of innovation."

Questions and Answers About the Proposals for Stockholders, page 12

8. Please provide a separate question and answer to disclose that the board of directors of Boulevard chose not to obtain a fairness opinion in determining whether or not to proceed with the business combination. Discuss the reasons why and briefly describe the risks stemming from the lack of a fairness opinion. Please also disclose, if true, that the board determined that AgroFresh's fair market value was at least 80% of the company's net assets without seeking a valuation from a financial advisor.

9. Please provide a separate question and answer disclosing TDCC's conversion rights with respect to Boulevard's non-voting common stock and the reasons TDCC may want to convert its common stock to non-voting common stock.

Why am I receiving this proxy statement, page 12

10. Please discuss the Warrant Purchase Agreement as part of the consideration disclosure in the second paragraph of the answer to this question.

<u>What equity stake will current Boulevard stockholders and TDCC hold in the Company after the Closing, page 15</u>

11. Please add a column with a third scenario in which you disclose ownership percentage assuming the maximum number of redemptions. Please also discuss the redemption threshold at which TDCC would reach 45% ownership of the company's common stock and therefore not be obligated to close the transaction.

<u>Why is Boulevard proposing the Director Election Proposal, page 16</u>

12. Please disclose here the number of directors that TDCC will be entitled to nominate. In addition, please include a separate question and answer to disclose the business and management of the company going forward if the merger proposal is approved.

<u>What interests do Boulevard's current officers and directors have in the Business Combination, page 18</u>

13. Please disclose the estimated aggregate amount that Boulevard's officers and directors would forfeit or be liable for if the merger transaction is not consummated.

<u>Q: Do I have redemption rights?, page 19</u>

14. Please clarify, consistent with the disclosure in your IPO prospectus, that the per share amount that you will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions you will pay to the underwriters.

<u>Who will solicit and pay the cost of soliciting proxies, page 23</u>

15. Please confirm that you will file all soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

<u>Summary of the Proxy Statement, page 24</u>

<u>Parties to the Transaction, page 24</u>

<u>TDCC, page 24</u>

16. We note your disclosure regarding TDCC's net sales, number of employees and product families on page 24. Please clarify that the shareholders are not acquiring TDCC shares.

<u>Consideration to TDCC in the Business Combination, page 25</u>

17. Please briefly describe the warrants TDCC will receive pursuant to the Warrant Purchase Agreement here.

Accounting Treatment, page 28

18. You concluded that Boulevard has been determined to be the accounting acquirer. Please tell us your consideration of the following items in making your determination:

- TDCC is to have a significant ownership stake in the combined company of approximately 39%, which appears will be the largest single holding of any individual or affiliated group of interests.
- The disclosure on page 188 that you expect the current executive officers of AgroFresh to become executive officers of Boulevard following the transaction.
- The total representation that TDCC will have on the Board of Directors relative to the expected total number of board seats.

Risk Factors, page 38

Risks Related to AgroFresh's Business and Industry, page 38

AgroFresh is subject to risks relating to portfolio concentration, page 39

19. Please briefly describe the importance of SmartFresh to AgroFresh's business.

AgroFresh currently relies on a limited number of suppliers, page 42

20. Please identify the sole supplier that AgroFresh currently relies on to obtain 1-MCP.

Stockholders of Boulevard who wish to redeem their shares, page 65

21. Please describe the timing issues addressed in this risk factor in your Question and Answer section.

Risks Related to Boulevard Common Stock, page 68

TDCC and our Sponsor will have significant influence, page 68

22. We note your disclosure that immediately following the completion of the Business Combination, TDCC and your Sponsor may beneficially own approximately 39% and 61%, respectively, of your issued and outstanding common stock. Please reconcile your disclosure here with your disclosure on page 70 that, after the business combination, you expect that 12% of the issued and outstanding common stock will be held by you Sponsor, executive officers and directors. In connection with this, for clarity please define "Boulevard's existing stockholders," as this term is used in several places in the filing.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 77

23. We note you present two redemption scenarios in your pro forma financial statements, one assuming no redemptions, the other assuming $30 million in redemptions. We also note the provision as disclosed on page F-27 and elsewhere that in no event will you redeem shares of common stock in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us why you chose to present a scenario with $30 million in redemptions, and why you have not presented the maximum redemption scenario where you are left with tangible net assets of no less than $5,000,001. If you present additional alternate scenarios, please note the comment above in regard to TDCC owning a maximum of 45%, and revise all ownership scenarios throughout your filing, as appropriate, to include all alternate scenarios.

3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 80

24. Please revise note g to discuss the basis for the amounts indicated and how they were determined.

25. In note j, you state that you are amortizing your developed technology and customer relationships over 20 years. Please confirm our understanding that the developed technology refers to 1-MCP and alpha-cyclodextrin (alpha-CD), both of which appear to be used as the foundational component in SmartFresh and Harvista products, and revise the note to state the related specific developed technology. If our understanding is correct, please support your assignment of a 20 year useful life to these intangibles given the patent expiration dates discussed on page 166.

26. Please revise note k to discuss the basis for the amount recoverable and how the recoverable amount was determined.

27. In note l, please clarify if the $5 million liability related to fees payable to TDCC is for the execution fee associated with the Transition Services Agreement or if this is another fee. If it is not for the execution fee, tell us how the execution fee is reflected in the pro forma adjustments. If it is for another fee, please discuss the basis for the amount and how the amount was determined. Also, clarify what the $0.9 million liability to be retained by TDCC represents and how it was determined.

28. In note m, please expand to disclose the following:

- The undiscounted amounts associated with each of the assumed risk adjusted present value of the potential additional deferred payment and assumed risk adjusted present value of the payment to be made by AgroFresh to TDCC under the Tax Receivable Agreement, and the assumptions used in calculating the respective present values, including the basis for the assumed discount factor.

- The number of warrants to be received by TDCC pursuant to the Warrant Purchase Agreement and how the fair value of the associated liability amount was determined.
- Clarify what the $17.0 million related to a deferred payment to TDCC refers to and how the amount was determined.
- The basis for the $11.2 million transfer tax liabilities and $0.7 million employee benefit liability expected to be transferred, and the $1.0 million liability to be retained by TDCC.

Proposal No. 1—Approval of the Business Combination, page 92

The Transition Services Agreement, page 111

29. Please clarify whether the $5 million execution fee is included in the $635 million cash consideration from Boulevard to TDCC or in addition to the $635 million cash consideration.

Background of the Business Combination, page 112

30. Please expand your discussion in this section to disclose the details of the discussions between Boulevard and TDCC with respect to the material terms of the merger. For example, provide details, including quantitative details, as to how the parties reached the material terms of the transaction.

31. We note that you engaged with several possible target businesses in detailed substantive discussions or negotiations. Please revise this section to discuss when those alternatives were considered and for what reason those alternatives were not pursued.

Boulevard's Board of Directors' Reasons for the Approval of the Business Combination, page 115

32. We note that the board considered several financial analyses regarding the valuation of the Business. To the extent not already disclosed, please explain for each analysis what each of the included calculations in the analysis means, what they are intended to show, and how they aided the board in reaching the conclusion to approve the proposed business combination.

33. We note that you considered the trading market valuation of Comparable Companies. Please tell us how these companies were selected as comparable companies.

34. Please refer to the investment criteria discussed on pages 3-4 of the company's IPO prospectus. To the extent these criteria were considered by the board, please discuss the board's consideration. If not, please clarify that point and explain why.

Board of Directors of Boulevard Following the Transaction, page 120

35. We note that the one share of Series A Preferred Stock to be issued to TDCC as part of the consideration exchanged in the transaction entitles TDCC to one seat on the post-transaction Board of Directors. Disclosure in this section indicates that, pursuant to the Purchase Agreement, TDCC has the right to designate two individuals to be nominated for election to serve as independent Class III directors. Please clarify whether the Series A seat is included in or in addition to the two seats discussed here. Please also tell us and revise the disclosure in your filing to indicate the expected overall size of the post-transaction Board of Directors, for we further note in this section that you anticipate that certain directors will resign from their positions effective upon the closing of the transaction.

Proposal No. 2 –Approval of the Second Amended and Restated Certificate of Incorporation, page 127

36. Please revise to address the reasons for the material changes to your certificate of incorporation and the possible effects of such changes.

Information about Boulevard, page 146

37. On page 156, you state that "[t]here will be no salary, fees, or other compensation being paid to [your] officers or directors prior to [your] initial business combination other than as disclosed in this 10-K." Please remove the reference to your 10-K and otherwise update and revise this section as necessary in your next amendment.

Information About AgroFresh, page 162

38. Please describe the property held by AgroFresh.

The AgroFresh Business, page 165

39. Please clarify when AgroFresh's exclusive license from NCSU under the Sister patent for the use of 1-MCP to delay ripening of fruit and flowers expires.

Harvista, page 167

40. If possible, please disclose when AgroFresh anticipates it will complete its registration in the additional ten countries.

Research and Development, page 170

41. Please reconcile your disclosure on page 170 regarding "the approximately $12 million spent annually in research and development" with your disclosure on page 180 regarding

the 19.4 million and 17.8 million you spent on research and development in 2014 and 2013, respectively.

AgroFresh Management, page 172

42. Please include the information required by Item 402 of Regulation S-K with your next amendment. Please also tell us whether disclosure is required by Item 402(t) of Regulation S-K.

AgroFresh Management's Discussion and Analysis of Financial Condition and Results of Operations, page 174

43. We note in Note N of the notes to the financial statements of AgroFresh that for each year presented you report income before income taxes for domestic operations and a loss before income taxes for foreign operations. Please include a discussion in MD&A as to why your foreign operations operate at a loss. Additionally, address the significant factors affecting the results of each of your domestic and foreign operations that cause results to vary between them. Further, address any known trends, demands and uncertainties affecting or that will affect the results of operations, liquidity or cash requirements of each of these geographic regions.

Purchase Accounting, page 178

44. Please confirm our understanding that future financial statements will be filed on a predecessor/successor basis, with pre-and post-acquisition AgroFresh operations separated by the line of demarcation. If our understanding is correct, please revise your disclosure here to so state.

Results of Operations, page 179

45. Please expand your disclosure to discuss the factors affecting the change in the gross profit margin percentages for each period reported.

Year Ended December 31, 2014 Compared To Year Ended December 31, 2013, page 180

Income Tax Provision, page 180

46. Please address why the effective tax rate increased to 59.8% in 2014. This is not clear from the existing discussion which appears to be in regard to the change in the provision amount which may not directly correlate to the impact on the effective rate.

Description of Securities, page 191

47. Please expand your description of non-voting common stock by disclosing its conversion features. In addition, please disclose the number of non-voting shares of common stock

you propose to authorize and clarify that not all common stockholders will have voting power.

Beneficial Ownership of Securities, page 201

48. Please include the directors and executive officers of the post-transaction company in your beneficial ownership table.

49. We note the introductory disclosure in this section that the $30 million redemption scenario represents "the maximum number of shares" of the company that can be redeemed. If $30 million is the maximum redemption scenario, please revise throughout to clarify.

Price Range of Securities and Dividends, page 207

Boulevard, page 207

Price Range of Boulevard Securities, page 207

50. It appears that you have omitted footnotes (2) and (3) beneath the table on page 207. Please revise accordingly.

Index to Financial Statements, page F-1

51. Please update the financial statements contained in your document in accordance with Rule 3-12 of Regulation S-X.

Financial Statements of The AgroFresh Business, page F-3

Notes to the Combined Financial Statements, page F-7

Note B. Summary of Significant Accounting Policies, page F-7

52. Please revise your financial statements to include a policy describing your treatment of trade accounts receivable. Specifically address how you determine the allowance for doubtful accounts and what the collection terms are.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Alan I. Annex
        Greenberg Traurig, LLP